EXHIBIT 10


QEST CONSULTING GROUP, INC.
RETAINER & CONSULTING AGREEMENT




THIS RETAINER & CONSULTING AGREEMENT (the "Agreement") is made and entered into by and between Puget Technologies, Inc., a Nevada corporation (the "Client") subject to reporting requirements with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13 and 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"); and, Qest Consulting Group, Inc., a Colorado corporation ("Qest Consulting"; the Client and Qest Consulting being hereinafter collectively referred to as the "Parties" and generically as a "Party") and is joined into by the individuals listed on the signature page as guarantors, each of which hereby jointly and severally guarantees the obligations hereinafter assumed hereby by the Client.


PREAMBLE:


Whereas, the Client is currently delinquent in compliance with its reporting obligations under the Exchange Act and its business operations to date have not been successful and thus, requires assistance in restructuring its constituent documents, updating and reconstructing its corporate records, adopting diverse plans and programs to attract qualified employees, consultants and advisors as well as to induce desirable operating businesses to consider the prospect of being acquired, and further, requires assistance in the design and implementation of acquisition strategies targeting promising operating businesses in diverse fields and desires to retain Qest Consulting to provide the services heretofore described (the "Consulting Services"); and

Whereas, as described in the corporate profile annexed hereto and made a part hereof as exhibit 0.3, Qest Consulting has substantial strategic business experience, acumen and contacts, and the Client desires to avail itself of Qest Consulting's services in conjunction with development and implementation of strategic plans designed to accomplish the foregoing by securing Qest Consulting's assistance to develop and implement its strategic plans, retain additional management and directors, and develop growth through acquisition of complementary business operations (the "Consulting Services"); and

Whereas, Qest Consulting is agreeable to making its services available to the Client, on the terms and subject to the conditions hereinafter set forth:

NOW, THEREFORE, in consideration for Qest Consulting's agreement to render the hereinafter described services as well as of the premises, the sum of ten ($10) dollars, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows: Witnesseth:


ARTICLE ONE
OBLIGATIONS OF THE PARTIES


1.1   Description of Services

(A)   Qest Consulting, through its principals and by assemblage of a team of third party consultants under its leadership and direction specifically geared towards providing the Consulting Services, specializes in the development and implementation of strategic plans through consulting services in the areas of corporate structure, organization and reorganization; finance, mergers, acquisitions and divestitures; financial and equity analysis; marketing strategy and analysis; corporate communication, business plan development and implementation; executive and professional recruitment; coordination and supervision of professional services; and, development and implementation of regulatory compliance procedures.

(B)   During the Initial Term of this Agreement (as hereinafter defined), Qest Consulting will provide the Client with the Consulting Services, on a reasonable, as required basis, consistent with Qest Consulting's other business activities.

(C)   Because of the Client's current and anticipated status under federal securities laws, in any circumstances where Qest Consulting is describing the securities of the Client to any other person, Qest Consulting shall disclose to such person the compensation received from the Client to the extent required under any applicable laws, including, without limitation, Section 17(b) of the Securities Act of 1933, as amended; however, the Parties acknowledge they do not contemplate that Qest Consulting shall be involved in any activities on behalf of the Client requiring such descriptions or disclosures, or that the Services involve any activities subject to regulation under federal or state securities laws other than the prohibitions of the Foreign Corrupt Practices Act and the introduction of the Client and its principals to attorneys, accountants, certified public accountants, licensed broker dealers in securities, securities analysts and appropriate corporate information and stockholder relations specialists.

1.2   Fiduciary Obligation to the Client and Prior Clients, Conflicts of Interest

(A)   In rendering its services, Qest Consulting shall not disclose to any third party any confidential nonpublic information furnished by the Client or otherwise obtained by it with respect to the Client.

(B)   Acknowledgment of potential conflicts of interest

(1)   The Client acknowledges that because of Qest Consulting's pre-existing relationships with other clients (the "Prior Clients"), Qest Consulting may face a conflict of interest and that any such conflict, if not resolved to one or more of its Prior Clients' satisfaction, may require Qest Consulting to take actions or assume positions that are not in the best interest of the Client because Qest Consulting first allegiance in such case may be to one or more of such Prior Clients;

(2)   Notwithstanding such potential conflict and after having been advised of the foregoing, the Client hereby prospectively waives any claims or causes of action against Qest Consulting as a result of actions taken in such event, and agrees that Qest Consulting first loyalty and duty shall, if deemed appropriate by Qest Consulting, in its sole discretion, be to one or more of its Prior Clients; and

(3)   The Parties hereby agree that in the event that an actual conflict arises between the Client and one or more of the Prior Clients, the Client shall have the unilateral right to immediately terminate this Agreement, but that such termination will not affect Qest Consulting right to compensation from the Client, as hereinafter provided.

(C)   The Parties acknowledge that because Qest Consulting and the Client share common officers and directors, an inherent conflict of interest will face such officers and directors when performing their duties under this Agreement but that because of the Client's current financial condition and its critical need for Qest Consulting's services, it is in the best interests of the Client and its stockholders that it waive any resulting conflicts in the expectation that Qest Consulting will treat the Client fairly under the circumstances on terms comparable to those on which it deals with other clients, and by execution of this Agreement, the client hereby waives any current or future conflicts of interest involving the principals and affiliates of Qest Consulting, and hereby agrees to indemnify them and hold them harmless from any and all liabilities alleged or incurred in conjunction with this Agreement, including reasonable attorney's fees incurred in defending against any such claims, whether or not related litigation ensues, regardless of by whom they are asserted.

1.3   Limitations on Services

(A)   The Parties recognize that certain responsibilities and obligations are imposed by federal and state securities laws and by the applicable rules and regulations of stock exchanges, the Financial Industry Regulatory Authority, Inc., and its subsidiaries (collectively hereinafter referred to as "FINRA"), in house "due diligence" or "compliance" departments of licensed securities firms, etc.; accordingly, Qest Consulting agrees that it will not release any information or data about the Client to any selected or limited person(s), entity, or group if Qest Consulting is aware that such information or data has not been generally released or promulgated.

(B)   Qest Consulting shall restrict or cease, as directed by the Client, all efforts on behalf of the Client, including all dissemination of information regarding the Client, immediately upon receipt of instructions (in writing by email or letter) to that effect from the Client.

1.4   Qest Consulting's Compensation

(A)   Monthly Non-Refundable Retainer & Third Party Payments

(1)   Qest Consulting will receive a non-refundable monthly retainer fee, payable in advance on the first day of each month during the pendency of this Agreement, of $10,000 (the "Monthly Retainer").

(2)   In addition to the Monthly Retainer, the Client will promptly advance to Qest Consulting all funds required to pay for services rendered by third parties contracted by Qest Consulting (*e.g.*, attorneys, accountants, public relations experts, marketers, strategic planners, *etc.*) to provide services to the Client and for all related out of pocket expenses (the "Third Party Payments"), *provided, only*, that the Client has approved the retainer of such third parties by Qest Consulting, in advance.

(3)   Unless otherwise specified by Qest Consulting in writing, in the manner hereinafter set forth for the provision of notice, all funds due to Qest Consulting under this Agreement shall be tendered by the client to the following account: Qest Consulting Group, Inc.; Wells Fargo Bank; Routing number – 516300508; account number 5581062956 and shall be deemed received when cleared by such bank and made available for use by Qest Consulting in United States funds.

(B)   Incentive Non-Qualified Stock Options

(1)   In addition to the compensation and expense payments described above, during the Initial term of this Agreement, Qest Consulting hereby agrees to accept and the Client hereby agrees to grant to Qest Consulting "Incentive Non-Qualified Stock Options" (as that term is defined for purposes of the United States Title 26 of the U.S. Code, the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder) entitling Qest Consulting to purchase 4.9% of the Client´s outstanding and reserved securities (measured assuming exercise of all of the Incentive Non-Qualified Stock Options) of every kind which the Client is authorized to issue, at an exercise price equal to 110% of the fair market price of the underlying securities on the date of this Agreement and, if no trading market exists for the Client's securities on such date, at an exercise price equal to 110% of the book value of the applicable securities on such date, and, if no book value exists for the Client's securities on such date, at an exercise price equal to 110% of the par value of the applicable securities on such date.

(2)   The Incentive Non-Qualified Stock Options shall be entitled to preemptive right and thus, any time the Client issues additional securities during the term of this Agreement or renewals thereof, additional Incentive Non-Qualified Stock Options shall concurrently be issued to Qest Consulting in an amount equal to 4.9% of the additional securities issued.

(3)   The Incentive Non-Qualified Stock Options shall be issued pursuant to an indenture materially comparable to the form of indenture annexed hereto and made a part hereof as exhibit 1.4(B)(2) and exercised by advising the Client's transfer agent that the Incentive Non-Qualified Stock Options have been exercised, in whole or in part, without required further approval from the Client whereupon said transfer agent shall promptly issue the underlying securities to the extent exercised, *provided, however*, that notice of exercise shall be provided to the Client and, if securities are to be issued as free trading without registration under the Securities Act, the exercise will be accompanied with appropriate opinions of counsel directed to both the Client and the Transfer agent attesting to the propriety of such issuance.

(4)   The Incentive Non-Qualified Stock Options and the securities issuable on exercise thereof shall be included in any registration or qualification statements filed by the Client with the United States

Securities and Exchange Commission (the Commission) or any state securities regulatory authorities, registering any of its securities for sale or distribution.

(5)   For purposes of determining the holding period under Commission Rule 144, as well as for all other purposes, the shares being issued to Qest Consulting are deemed earned and fully paid for on the date they are issued to Qest Consulting upon exercise of the Incentive Non-Qualified Stock Option.

(C)   The Client has been informed that a portion of the Incentive Non-Qualified Stock Options to be issued to Qest Consulting may be transferred by Qest Consulting its officers, directors, employees or to third party independent contractors, all of whom will qualify as accredited investors as that term is defined in Rule 501 of Regulation D promulgated by the "Commission" and who will assist Qest Consulting in the performance of its duties hereunder.

(D)   In addition to the compensation described above, subject to compliance with then applicable legal requirements:

(1)   In the event that Qest Consulting arranges or provides funding for the Client on terms more beneficial than those reflected in the Client's current principal financing agreements, Qest Consulting shall be entitled, at its election, to either:

(a)   A fee equal to 25% of such savings, on a continuing basis; or

(b)   If equity funding is provided by Qest Consulting or any affiliates thereof, a discount of 25% from the price for the subject equity securities paid by any other contemporaneous subscribers; or

(c)   If funding is provided by any person or group of persons introduced to the Client by Qest Consulting or persons associated with Qest Consulting, directly or indirectly, but is not provided by Qest Consulting or its principals as described in the preceding subsection, then Qest Consulting shall be entitled to an introduction fee equal to 5% of the aggregate proceeds so obtained; and

(2)   In the event that Qest Consulting generates business for the Client, then, on any sales resulting therefrom, Qest Consulting shall be entitled to a commission equal to 5% of the gross income derived by the Client therefrom, on a continuing basis.

(3)   In the event that Qest Consulting or any affiliate thereof arranges for an acquisition by or of the Client (regardless of how structured), then Qest Consulting shall be entitled to compensation equal to 5% of the total of all compensation paid for such acquisition, in addition to any compensation negotiated and received from the acquired or acquiring entity or its affiliates by Qest Consulting or its affiliates, such compensation to be paid concurrently with the first payments made in conjunction with such acquisition.

(E)   Security Holders' Reports to the Commission

(1)   If applicable, the Client will assure that its legal counsel promptly prepares all reports which then existing holders of the Client's securities (including Qest Consulting, its affiliates and successors in interest) are required to file with the Commission as a result of the Client's reporting status under Section 12(b) or 12(g) of the Exchange Act, including Commission Forms 3, 4 and 5, Schedules 13(d) and Schedules 13(g), and shall submit all such reports to the subject stockholders for prompt execution and timely filing with the Commission.

(2)   Notwithstanding the foregoing, the Client hereby represents to Qest Consulting that it is not and has never been subject to reporting obligations applicable to registrants under Section 12(b) or

12(g) of the Exchange Act, its reporting obligations arising exclusively pursuant to Sections 13 and 15(d) thereof.

(F) Expenses

    (1) In addition to payment of fees, the Client will be responsible for payment of all costs and disbursements associated with Qest Consulting's services not heretofore specified either:

        (a) Involving less than $50 per item and $200 in the aggregate during the preceding 30 day period; or

        (b) Reflected in an operating budget approved by the Client; or

        (c) Approved in writing by the Client; provided, however, that the refusal by the Client to approve expenditures required for the proper performance of Qest Consulting's services will excuse performance of such services.

    (2) All of Qest Consulting's statements will be paid within 10 days after receipt.

    (3) In the event additional time for payment is required, Qest Consulting will have the option of selling the account receivable and the Client agrees to pay interest thereon at the monthly rate of 1%.

    (4) In the event collection activities are required, the Client agrees to pay all of Qest Consulting's out of pocket costs, including attorneys' fees, associated therewith.

    (5) There will be no change or waiver of the provisions contained herein, unless such charge is in writing and signed by the Client and Qest Consulting.

(G) Notwithstanding the foregoing, given the special relationship between the officers and directors of Qest Consulting and the Client, as an exceptional measure Qest Consulting has agreed to accrue fees due from the Client under this Agreement until the Client has obtained income sufficient to pay its currently outstanding liabilities, as disclosed in filings to date made with the Commission, and derives income from operations adequate to pay its overhead and normal operating expenses, provided that in the event such fees are not discharged during the initial term of this Agreement, the resulting debt will be convertible into shares of the Client's common stock on terms identical to those reflected in the Client's currently outstanding convertible notes, as described in filings to date made with the Commission.

1.5 The Client's Commitments

In conjunction with all services provided by Qest Consulting under this Agreement, whether directly or indirectly:

(A)   (1) All work requiring legal review will be submitted for approval by the Client to the Client's legal counsel prior to its use.

    (2) Final drafts of any matters prepared for use by Qest Consulting in conjunction with the provision of the Services will be reviewed by the Client and, if legally required, by the Client's legal counsel, to assure that:

        (a) All required information has been provided;

        (b) All materials are presented accurately; and,

        (c) That no materials required to render information provided "not misleading" are omitted.

(2)   Only after such review and approval by the Client and, if required, the Client's legal counsel, will any documents be filed with regulatory agencies or provided to Qest Consulting or third parties.

(3)   (a)   Financial data will be audited or reviewed, as required, by competent, independent, certified public accountants who are registered with the Public Company Accounting Oversight Board and who have successfully undergone peer review for such specialty, to be separately retained and paid by the Client although introduced by Qest Consulting, their independence from Qest Consulting and the Client being a legal requirement.

            (b)   Such accountants will be required to approve all financially related filings, prior to release to Qest Consulting, other third parties or submission to the appropriate regulatory authorities.

(B)   (1)   The Client shall supply Qest Consulting on a regular and timely basis with all approved data and information about the Client, its management, its products, and its operations and the Client shall be responsible for advising Qest Consulting of any fact which would affect the accuracy of any prior data and information supplied to Qest Consulting.

            (2)   The Client shall use its best efforts to promptly supply Qest Consulting with full and complete copies of all tax filings and filings with all federal and state securities agencies; with full and complete copies of all shareholder reports and communications whether or not prepared with Qest Consulting's assistance, with all data and information supplied to any analyst, broker dealer, market maker, or other member of the financial community; and with all product/services brochures, sales materials, etc.

            (3)   The Client shall promptly notify Qest Consulting of the filing of any registration statement for the sale of securities and/or of any other event which triggers any restrictions on publicity.

            (4)   The Client shall be deemed to make a continuing representation of the accuracy of any and all material facts, material, information, and data which it supplies to Qest Consulting and the Client acknowledges its awareness that Qest Consulting will rely on such continuing representation in performing its functions under this Agreement.

            (5)   Qest Consulting, in the absence of notice in writing from the Client, may rely on the continuing accuracy of material, information and data supplied by the Client.

ARTICLE TWO
TERM, RENEWALS & EARLIER TERMINATION

2.1   Term.

This Agreement shall be for an initial term of 1,096 days, commencing on the date of this Agreement (the "Initial Term"), the Parties acknowledging that a period of approximately three years to five years is important to attain the goals for which Qest Consulting has been retained in a manner permitting the Client to continue development of its proposed business plans thereafter unassisted.

2.2   Renewals.

(A)   This Agreement shall be renewed automatically, after expiration of the original term, on a continuing annual basis, unless the Party wishing not to renew this Agreement provides the other Party with written notice of its election not to renew ("Termination Election Notice") on or before the 90th day prior to termination of the then current term.

(B)   In the event of renewal, unless otherwise agreed to by the Parties in writing, Qest Consulting shall be entitled to additional Options on the same terms as those reflected herein except that the quantity of new

Incentive Non-Qualified Stock Options will be reduced in proportion to the new term, hence, if it is annualized, the securities subject to the additional Incentive Non-Qualified Stock Options will be reduced to one third of those called for during the initial three year term.

2.3   Final Settlement.

(A)   Upon termination of this Agreement and payment to Qest Consulting of all amounts due it hereunder, Qest Consulting or its representative shall execute and deliver to the Client a receipt for such sums and a release of all claims, except such claims as may have been submitted pursuant to the terms of this Agreement and which remain unpaid, and, shall forthwith tender to the Client all the Client related records, manuals and written procedures, as may be desired by the Client for the continued conduct of its business; and

(B)   The Client or its representative shall execute and deliver to Qest Consulting a receipt for all materials returned and a release of all claims, except such claims as may have been submitted pursuant to the terms of this Agreement and which remain unpaid, and, shall forthwith tender to Qest Consulting all records, manuals and written procedures, as may be desired by Qest Consulting for the continued conduct of its business.


ARTICLE THREE
QEST CONSULTING'S CONFIDENTIALITY AND COMPETITION COVENANTS


3.1   General Provisions.

Qest Consulting acknowledges that, in and as a result of its entry into this Agreement, it will be making use of confidential information of special and unique nature and value relating to such matters as the Client's trade secrets, systems, procedures, manuals, confidential reports, *etc.*; consequently, as material inducement to the entry into this Agreement by the Client, Qest Consulting hereby covenants and agrees that it shall not, at any time during the term of this Agreement, any renewals thereof and for two years following the terms of this Agreement, directly or indirectly, use, divulge or disclose, for any purpose whatsoever, any of such confidential information which has been obtained by or disclosed to it as a result of its entry into this Agreement or provision of services hereunder.

3.2   Special Remedies.

In view of the irreparable harm and damage which would undoubtedly occur to the Client as a result of a breach by Qest Consulting of the covenants or agreements contained in this Article Three and in view of the lack of an adequate remedy at law to protect the Client's interests, Qest Consulting hereby covenants and agrees that the Client shall have the following rights and remedies in the event of a breach hereof:

(A)   Qest Consulting hereby consents to the issuance of a permanent injunction enjoining it from any violations of the covenants set forth in this Article Three; and

(B)   Because it is impossible to ascertain or estimate the entire or exact cost, damage or injury which the Client may sustain prior to the effective enforcement of such injunction, Qest Consulting hereby covenants and agrees to pay over to the Client, in the event it violates the covenants and agreements contained in this Article Three, the greater of:

> (1)   Any payment or compensation of any kind received by it because of such violation before the issuance of such injunction, or

> (2)   The sum of One Thousand Dollars per violation, which sum shall be liquidated damages, and not a penalty, for the injuries suffered by the Client as a result of such violation, the Parties hereto agreeing that such liquidated damages are not intended as the exclusive remedy available to the Client for any breach of the covenants and agreements contained in this Article Three, prior to the issuance of such injunction, the Parties recognizing that the only adequate remedy to protect the Client from the injury caused by such breaches would be injunctive relief.

3.3   Cumulative Remedies.

Qest Consulting hereby irrevocably agrees that the remedies described in this Article Three shall be in addition to, and not in limitation of, any of the rights or remedies to which the Client may be entitled, whether at law or in equity, under or pursuant to this Agreement.

3.4   Acknowledgment of Reasonableness.

(A)   Qest Consulting hereby represents, warrants and acknowledges that its officers and directors have carefully read and considered the provisions of this Article Three and, having done so, agree that the restrictions set forth herein are fair and reasonable and are reasonably required for the protection of the interests of the Client, its members, officers, directors, consultants, agents and employees; consequently, in the event that any of the above described restrictions shall be held unenforceable by any court of competent jurisdiction, Qest Consulting hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable limitation in place of any limitation deemed unenforceable and, Qest Consulting hereby covenants and agrees that if so modified, the covenants contained in this Article Three shall be as fully enforceable as if they had been set forth herein directly by the Parties.

(B)   In determining the nature of this limitation, Qest Consulting hereby acknowledges, covenants and agrees that it is the intent of the Parties that a court adjudicating a dispute arising hereunder recognize that the Parties desire that these covenants not to compete or circumvent be imposed and maintained to the greatest extent possible.

3.5   Exclusivity.

The Client hereby acknowledges and agrees that Qest Consulting shall not be required to devote all of its business time to the affairs of the Client, rather it shall devote such time as it is reasonably necessary in light of its other business commitments.


ARTICLE FOUR
THE CLIENT'S CONFIDENTIALITY AND COMPETITION COVENANTS


4.1   General Provisions

The Client acknowledges that, in and as a result of its engagement of Qest Consulting, the Client will be making use of confidential information of special and unique nature and value relating to such matters as Qest Consulting's business contacts, professional advisors, trade secrets, systems, procedures, manuals, confidential reports, lists of Qest Consulting's potential customers and funders; consequently, as material inducement to the entry into this Agreement by Qest Consulting, the Client hereby covenants and agrees that it shall not, at any time during the term of this Agreement, any renewals thereof and for two years following the terms of this Agreement, directly or indirectly, use, divulge or disclose, for any purpose whatsoever, any of such confidential information which has been obtained by or disclosed to it as a result of its employment of Qest Consulting, or Qest Consulting's affiliates or third party service providers.

4.2   Special Remedies.

In view of the irreparable harm and damage which would undoubtedly occur to Qest Consulting as a result of a breach by the Client of the covenants or agreements contained in this Article Four and in view of the lack of an adequate remedy at law to protect Qest Consulting's interests, the Client hereby covenants and agrees that Qest Consulting shall have the following additional rights and remedies in the event of a breach hereof:

(A)   The Client hereby consents to the issuance of a permanent injunction enjoining it from any violations of the covenants set forth in this Article Four; and

(B)   Because it is impossible to ascertain or estimate the entire or exact cost, damage or injury which Qest Consulting may sustain prior to the effective enforcement of such injunction, the Client hereby covenants and agrees to pay over to Qest Consulting, in the event it violates the covenants and agreements contained in this Article Four, the greater of:

(1)   Any payment or compensation of any kind received by it because of such violation before the issuance of such injunction, or

(2)   The sum of One Thousand Dollars per violation, which sum shall be liquidated damages, and not a penalty, for the injuries suffered by Qest Consulting as a result of such violation, the Parties hereto agreeing that such liquidated damages are not intended as the exclusive remedy available to Qest Consulting for any breach of the covenants and agreements contained in this Article Four, prior to the issuance of such injunction, the Parties recognizing that the only adequate remedy to protect Qest Consulting from the injury caused by such breaches would be injunctive relief.

4.3   Cumulative Remedies.

The Client hereby irrevocably agrees that the remedies described in this Article Four shall be in addition to, and not in limitation of, any of the rights or remedies to which Qest Consulting is or may be entitled to, whether at law or in equity, under or pursuant to this Agreement.

4.4   Acknowledgment of Reasonableness.

(A)   The Client hereby represents, warrants and acknowledges that its principals, members, legal advisers, officers and directors have carefully read and considered the provisions of this Article Four and, having done so, agree that the restrictions set forth herein are fair and reasonable and are reasonably required for the protection of the interests of Qest Consulting, its members, officers, directors, consultants, agents and employees; consequently, in the event that any of the above described restrictions shall be held unenforceable by any court of competent jurisdiction, the Client hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable limitation in place of any limitation deemed unenforceable and, the Client hereby covenants and agrees that if so modified, the covenants contained in this Article Four shall be as fully enforceable as if they had been set forth herein directly by the Parties.

(B)   In determining the nature of this limitation, the Client hereby acknowledges, covenants and agrees that it is the intent of the Parties that a court adjudicating a dispute hereunder recognize that the Parties desire that these covenants not to compete or circumvent be imposed and maintained to the greatest extent possible.

ARTICLE FIVE
MISCELLANEOUS

5.1   Notices.

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To Qest Consulting: Hermann Burckhardt, President; Qest Consulting Group, Inc.; 1200 North Federal Highway, Suite 200; Boca Raton, Florida 33432, with an email copy to info@qestco.com:

To the Client: At the mailing address and other contact data specifies in exhibit 5.1 annexed hereto and made a part hereof;

in each case, with copies to such other address or to such other persons as any Party shall designate to the others for such purposes in the manner hereinabove set forth.

5.2   Amendment.

No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is in writing and signed by Parties.

5.3   Merger.

(A)   This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein.

(B)   All prior agreements whether written or oral are merged herein and shall be of no force or effect.

5.4   Survival.

The several representations, warranties and covenants of the Parties contained herein shall survive the execution hereof and shall be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party.

5.5   Severability.

(A)   If any provision or any portion of any provision of this Agreement, other than a condition precedent (if any), or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision and the remaining provisions of this Agreement or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

(B)   In the event of the foregoing, the Client hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable provision in place of any provision deemed unenforceable and, the Client hereby covenants and agrees that if so modified, the covenants contained in this Agreement shall be as fully enforceable as if they had been set forth herein directly by the Parties.

5.6   Governing Law and Venue.

This Agreement shall be construed in accordance with the laws of the State of Florida (other than its choice of law and conflict of law provisions) and any proceeding arising between the Parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be held in Palm Beach County, Florida.

5.7   Dispute Resolution in lieu of Litigation.

(A)   In the event of any dispute arising under this Agreement, or the negotiation thereof or inducements to enter into the Agreement, the dispute shall, at the request of any Party, be exclusively resolved through the following procedures:

    (1)   (a)   First, the issue shall be submitted to mediation before a mediation service in Palm Beach County, Florida to be selected by lot from six alternatives to be provided, three by Qest Consulting and three by the Client.

        (b)   The mediation efforts shall be concluded within ten business days after their initiation unless the Parties unanimously agree to an extended mediation period;

    (2)   In the event that mediation does not lead to a resolution of the dispute then at the request of any Party, the Parties shall submit the dispute to binding arbitration before an arbitration service located in Palm Beach County, Florida, to be selected by lot, from six alternatives to be provided, in the manner set forth above for selection of a mediator;

(3)   (a)   Expenses of mediation shall be borne by the Parties equally if successful but if unsuccessful, expenses of mediation and of arbitration shall be borne by the Party or Parties against whom the arbitration decision is rendered.

        (b)   If the terms of the arbitral award do not establish a prevailing Party, then the expenses of unsuccessful mediation and arbitration shall be borne ½ by the Client and ½ by Qest Consulting.

(B)   Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

(C)   In any action between the Parties to enforce any of the terms of this Agreement or any other matter arising from this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees up to and including all negotiations, trials and appeals, whether or not litigation is initiated.

5.8   Benefit of Agreement.

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, jointly and severally, their successors, assigns, personal representatives, estate, heirs and legatees.

5.9   Captions.

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

5.10   Number and Gender.

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

5.11   Further Assurances.

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

5.12   Status.

(A)   Nothing in this Agreement shall be construed or shall constitute a partnership, joint venture, employer-employee relationship, lessor-lessee relationship, or principal-agent relationship.

(B)   Throughout the term of this Agreement, Qest Consulting shall serve an independent contractor, as that term is defined by the United States Internal Revenue Service, and in conjunction therewith, shall be responsible for all of his own tax reporting and payment obligations.

(C)   In amplification of the foregoing, Qest Consulting shall, subject to reasonable reimbursement on a pre-approved budgetary basis, be responsible for providing its own office facilities and supporting personnel.

5.13   Counterparts.

(A)   This Agreement may be executed in any number of counterparts delivered as a scanned addendum through email transmission, however, at least one hard copy original shall be formally executed and exchanged by the parties for record keeping purposes

(B)   All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

5.14   License.

(A)   (1)   This Agreement is the property of Qest Consulting.

(2)   The use hereof by the Parties is authorized hereby solely for purposes of this transaction and, the use of this form of agreement or of any derivation thereof without Qest Consulting's prior written permission is prohibited.

(3)   This Agreement shall not be construed more stringently or interpreted less favorably against Qest Consulting's based on authorship.

(B)   The Client hereby acknowledges that Qest Consulting is not a law firm, brokerage firm or otherwise regulated entity and that it has not provided it with any advice, legal or otherwise, in conjunction with this Agreement, but rather, has suggested that it retain legal counsel for such purposes and that it rely solely on its own experience and advisors in evaluating or interpreting this Agreement.


ARTICLE ONE
OBLIGATIONS OF THE PARTIES


1.1   Description of Services

(A)   Qest Consulting, through its principals and by assemblage of a team of third party consultants under its leadership and direction specifically geared towards providing the Consulting Services, specializes in the development and implementation of strategic plans through consulting services in the areas of corporate structure, organization and reorganization; finance, mergers, acquisitions and divestitures; financial and equity analysis; marketing strategy and analysis; corporate communication, business plan development and implementation; executive and professional recruitment; coordination and supervision of professional services; and, development and implementation of regulatory compliance procedures.

(B)   During the Initial Term of this Agreement (as hereinafter defined), Qest Consulting will provide the Client with the Consulting Services, on a reasonable, as required basis, consistent with Qest Consulting's other business activities.

(C)   Because of the Client's current and anticipated status under federal securities laws, in any circumstances where Qest Consulting is describing the securities of the Client to any other person, Qest Consulting shall disclose to such person the compensation received from the Client to the extent required under any applicable laws, including, without limitation, Section 17(b) of the Securities Act of 1933, as amended; however, the Parties acknowledge they do not contemplate that Qest Consulting shall be involved in any activities on behalf of the Client requiring such descriptions or disclosures, or that the Services involve any activities subject to regulation under federal or state securities laws other than the prohibitions of the Foreign Corrupt Practices Act and the introduction of the Client and its principals to attorneys, accountants, certified public accountants, licensed broker dealers in securities, securities analysts and appropriate corporate information and stockholder relations specialists.

1.2   Fiduciary Obligation to the Client and Prior Clients

(A)   In rendering its services, Qest Consulting shall not disclose to any third party any confidential nonpublic information furnished by the Client or otherwise obtained by it with respect to the Client.

(B)   Acknowledgment of potential conflicts of interest

(1)   The Client acknowledges that because of Qest Consulting's pre-existing relationships with other clients (the "Prior Clients"), Qest Consulting may face a conflict of interest and that any such conflict, if not resolved to one or more of its Prior Clients' satisfaction, may require Qest Consulting to take actions or assume positions that are not in the best interest of the Client because Qest Consulting first allegiance in such case may be to one or more of such Prior Clients;

(2)   Notwithstanding such potential conflict and after having been advised of the foregoing, the Client hereby prospectively waives any claims or causes of action against Qest Consulting as a result of actions taken in such event, and agrees that Qest Consulting first loyalty and duty shall, if deemed appropriate by Qest Consulting, in its sole discretion, be to one or more of its Prior Clients; and

(3)   The Parties hereby agree that in the event that an actual conflict arises between the Client and one or more of the Prior Clients, the Client shall have the unilateral right to immediately terminate this Agreement, but that such termination will not affect Qest Consulting right to compensation from the Client, as hereinafter provided.

1.3   Limitations on Services

(A)   The Parties recognize that certain responsibilities and obligations are imposed by federal and state securities laws and by the applicable rules and regulations of stock exchanges, the Financial Industry Regulatory Authority, Inc., and its subsidiaries (collectively hereinafter referred to as "FINRA"), in house "due diligence" or "compliance" departments of licensed securities firms, etc.; accordingly, Qest Consulting agrees that it will not release any information or data about the Client to any selected or limited person(s), entity, or group if Qest Consulting is aware that such information or data has not been generally released or promulgated.

(B)   Qest Consulting shall restrict or cease, as directed by the Client, all efforts on behalf of the Client, including all dissemination of information regarding the Client, immediately upon receipt of instructions (in writing by email or letter) to that effect from the Client.

1.4   Qest Consulting's Compensation

(A)   Monthly Non-Refundable Retainer & Third Party Payments

(1)   Qest Consulting will receive a non-refundable monthly retainer fee, payable in advance on the first day of each month during the pendency of this Agreement, of $10,000 (the "Monthly Retainer").

(2)   In addition to the Monthly Retainer, the Client will promptly advance to Qest Consulting all funds required to pay for services rendered by third parties contracted by Qest Consulting (*e.g.*, attorneys, accountants, public relations experts, marketers, strategic planners, *etc.*) to provide services to the Client and for all related out of pocket expenses (the "Third Party Payments"), *provided, only*, that the Client has approved the retainer of such third parties by Qest Consulting, in advance.

(3)   Unless otherwise specified by Qest Consulting in writing, in the manner hereinafter set forth for the provision of notice, all funds due to Qest Consulting under this Agreement shall be tendered by the client to the following account: Qest Consulting Group, Inc.; Wells Fargo Bank; Routing number – 516300508; account number 5581062956 and shall be deemed received when cleared by such bank and made available for use by Qest Consulting in United States funds.

(B)   Incentive Non-Qualified Stock Options

(1)   In addition to the compensation and expense payments described above, during the Initial term of this Agreement, Qest Consulting hereby agrees to accept and the Client hereby agrees to grant to Qest Consulting "Incentive Non-Qualified Stock Options" (as that term is defined for purposes of the United States Title 26 of the U.S. Code, the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder) entitling Qest Consulting to purchase 4.9% of the Client´s outstanding and reserved securities (measured assuming exercise of all of the Incentive Non-Qualified Stock Options) of every kind which the Client is authorized to issue, at an exercise price equal to 110% of the fair market price of the underlying securities on the date of this Agreement and, if no trading market exists for the Client's securities on such date, at an exercise price equal to 110% of the book value of the applicable securities on such date, and, if no book value exists for the Client's securities on such date, at an exercise price equal to 110% of the par value of the applicable securities on such date.

(2)   The Incentive Non-Qualified Stock Options shall be entitled to preemptive right and thus, any time the Client issues additional securities during the term of this Agreement or renewals thereof, additional Incentive Non-Qualified Stock Options shall concurrently be issued to Qest Consulting in an amount equal to 4.9% of the additional securities issued.

(3)   The Incentive Non-Qualified Stock Options shall be issued pursuant to an indenture materially comparable to the form of indenture annexed hereto and made a part hereof as exhibit 1.4(B)(2) and exercised by advising the Client's transfer agent that the Incentive Non-Qualified Stock Options have been exercised, in whole or in part, without required further approval from the Client whereupon said transfer agent shall promptly issue the underlying securities to the extent exercised, *provided, however*, that notice of exercise shall be provided to the Client and, if securities are to be issued as free trading without registration under the Securities Act, the exercise will be accompanied with appropriate opinions of counsel directed to both the Client and the Transfer agent attesting to the propriety of such issuance.

(4)   The Incentive Non-Qualified Stock Options and the securities issuable on exercise thereof shall be included in any registration or qualification statements filed by the Client with the United States Securities and Exchange Commission (the Commission) or any state securities regulatory authorities, registering any of its securities for sale or distribution.

(5)   For purposes of determining the holding period under Commission Rule 144, as well as for all other purposes, the shares being issued to Qest Consulting are deemed earned and fully paid for on the date they are issued to Qest Consulting upon exercise of the Incentive Non-Qualified Stock Option.

(C)   The Client has been informed that a portion of the Incentive Non-Qualified Stock Options to be issued to Qest Consulting may be transferred by Qest Consulting its officers, directors, employees or to third party independent contractors, all of whom will qualify as accredited investors as that term is defined in Rule 501 of Regulation D promulgated by the "Commission" and who will assist Qest Consulting in the performance of its duties hereunder.

(D)   In addition to the compensation described above, subject to compliance with then applicable legal requirements:

(1)   In the event that Qest Consulting arranges or provides funding for the Client on terms more beneficial than those reflected in the Client's current principal financing agreements, Qest Consulting shall be entitled, at its election, to either:

(a)   A fee equal to 25% of such savings, on a continuing basis; or

(b)   If equity funding is provided by Qest Consulting or any affiliates thereof, a discount of 25% from the price for the subject equity securities paid by any other contemporaneous subscribers; or

(c)   If funding is provided by any person or group of persons introduced to the Client by Qest Consulting or persons associated with Qest Consulting, directly or indirectly, but is not provided by Qest Consulting or its principals as described in the preceding subsection, then Qest Consulting shall be entitled to an introduction fee equal to 5% of the aggregate proceeds so obtained; and

(2)   In the event that Qest Consulting generates business for the Client, then, on any sales resulting therefrom, Qest Consulting shall be entitled to a commission equal to 5% of the gross income derived by the Client therefrom, on a continuing basis.

(3)   In the event that Qest Consulting or any affiliate thereof arranges for an acquisition by or of the Client (regardless of how structured), then Qest Consulting shall be entitled to compensation equal to 5% of the total of all compensation paid for such acquisition, in addition to any compensation negotiated and received from the acquired or acquiring entity or its affiliates by Qest Consulting or its affiliates, such compensation to be paid concurrently with the first payments made in conjunction with such acquisition.

(E)   Security Holders' Reports to the Commission

(1)   If applicable, the Client will assure that its legal counsel promptly prepares all reports which then existing holders of the Client's securities (including Qest Consulting, its affiliates and successors in interest) are required to file with the Commission as a result of the Client's reporting status under Section 12(b) or 12(g) of the Exchange Act, including Commission Forms 3, 4 and 5, Schedules 13(d) and Schedules 13(g), and shall submit all such reports to the subject stockholders for prompt execution and timely filing with the Commission.

(2)   Notwithstanding the foregoing, the Client hereby represents to Qest Consulting that it is not and has never been subject to reporting obligations applicable to registrants under Section 12(b) or 12(g) of the Exchange Act, its reporting obligations arising exclusively pursuant to Sections 13 and 15(d) thereof.

(F)   Expenses

(1)   In addition to payment of fees, the Client will be responsible for payment of all costs and disbursements associated with Qest Consulting's services not heretofore specified either:

(a)   Involving less than $50 per item and $200 in the aggregate during the preceding 30 day period; or

(b)   Reflected in an operating budget approved by the Client; or

(c)   Approved in writing by the Client; provided, however, that the refusal by the Client to approve expenditures required for the proper performance of Qest Consulting's services will excuse performance of such services.

(2)   All of Qest Consulting's statements will be paid within 10 days after receipt.

(3)   In the event additional time for payment is required, Qest Consulting will have the option of selling the account receivable and the Client agrees to pay interest thereon at the monthly rate of 1%.

(4)   In the event collection activities are required, the Client agrees to pay all of Qest Consulting's out of pocket costs, including attorneys' fees, associated therewith.

(5)   There will be no change or waiver of the provisions contained herein, unless such charge is in writing and signed by the Client and Qest Consulting.

1.5   The Client's Commitments

In conjunction with all services provided by Qest Consulting under this Agreement, whether directly or indirectly:

(A)   (1)   All work requiring legal review will be submitted for approval by the Client to the Client's legal counsel prior to its use.

(2)   Final drafts of any matters prepared for use by Qest Consulting in conjunction with the provision of the Services will be reviewed by the Client and, if legally required, by the Client's legal counsel, to assure that:

    (a)   All required information has been provided;

    (b)   All materials are presented accurately; and,

    (c)   That no materials required to render information provided "not misleading" are omitted.

(2)   Only after such review and approval by the Client and, if required, the Client's legal counsel, will any documents be filed with regulatory agencies or provided to Qest Consulting or third parties.

(3)   (a)   Financial data will be audited or reviewed, as required, by competent, independent, certified public accountants who are registered with the Public Company Accounting Oversight Board and who have successfully undergone peer review for such specialty, to be separately retained and paid by the Client although introduced by Qest Consulting, their independence from Qest Consulting and the Client being a legal requirement.

    (b)   Such accountants will be required to approve all financially related filings, prior to release to Qest Consulting, other third parties or submission to the appropriate regulatory authorities.

(B)   (1)   The Client shall supply Qest Consulting on a regular and timely basis with all approved data and information about the Client, its management, its products, and its operations and the Client shall be responsible for advising Qest Consulting of any fact which would affect the accuracy of any prior data and information supplied to Qest Consulting.

(2)   The Client shall use its best efforts to promptly supply Qest Consulting with full and complete copies of all tax filings and filings with all federal and state securities agencies; with full and complete copies of all shareholder reports and communications whether or not prepared with Qest Consulting's assistance, with all data and information supplied to any analyst, broker dealer, market maker, or other member of the financial community; and with all product/services brochures, sales materials, etc.

(3)   The Client shall promptly notify Qest Consulting of the filing of any registration statement for the sale of securities and/or of any other event which triggers any restrictions on publicity.

(4)   The Client shall be deemed to make a continuing representation of the accuracy of any and all material facts, material, information, and data which it supplies to Qest Consulting and the Client acknowledges its awareness that Qest Consulting will rely on such continuing representation in performing its functions under this Agreement.

(5)   Qest Consulting, in the absence of notice in writing from the Client, may rely on the continuing accuracy of material, information and data supplied by the Client.

ARTICLE TWO
TERM, RENEWALS & EARLIER TERMINATION

2.1   Term.

This Agreement shall be for an initial term of 1,096 days, commencing on the date of this Agreement (the "Initial Term"), the Parties acknowledging that a period of approximately three years to five years is important to attain the goals for which Qest Consulting has been retained in a manner permitting the Client to continue development of its proposed business plans thereafter unassisted.

2.2   Renewals.

(A)   This Agreement shall be renewed automatically, after expiration of the original term, on a continuing annual basis, unless the Party wishing not to renew this Agreement provides the other Party with written notice of its election not to renew ("Termination Election Notice") on or before the 90th day prior to termination of the then current term.

(B)   In the event of renewal, unless otherwise agreed to by the Parties in writing, Qest Consulting shall be entitled to additional Options on the same terms as those reflected herein except that the quantity of new Incentive Non-Qualified Stock Options will be reduced in proportion to the new term, hence, if it is annualized, the securities subject to the additional Incentive Non-Qualified Stock Options will be reduced to one third of those called for during the initial three year term.

2.3   Final Settlement.

(A)   Upon termination of this Agreement and payment to Qest Consulting of all amounts due it hereunder, Qest Consulting or its representative shall execute and deliver to the Client a receipt for such sums and a release of all claims, except such claims as may have been submitted pursuant to the terms of this Agreement and which remain unpaid, and, shall forthwith tender to the Client all the Client related records, manuals and written procedures, as may be desired by the Client for the continued conduct of its business; and

(B)   The Client or its representative shall execute and deliver to Qest Consulting a receipt for all materials returned and a release of all claims, except such claims as may have been submitted pursuant to the terms of this Agreement and which remain unpaid, and, shall forthwith tender to Qest Consulting all records, manuals and written procedures, as may be desired by Qest Consulting for the continued conduct of its business.

ARTICLE THREE
QEST CONSULTING'S CONFIDENTIALITY AND COMPETITION COVENANTS

3.1   General Provisions.

Qest Consulting acknowledges that, in and as a result of its entry into this Agreement, it will be making use of confidential information of special and unique nature and value relating to such matters as the Client's trade secrets, systems, procedures, manuals, confidential reports, *etc.*; consequently, as material inducement to the entry into this Agreement by the Client, Qest Consulting hereby covenants and agrees that it shall not, at any time during the term of this Agreement, any renewals thereof and for two years following the terms of this Agreement, directly or indirectly, use, divulge or disclose, for any purpose whatsoever, any of such confidential information which has been obtained by or disclosed to it as a result of its entry into this Agreement or provision of services hereunder.

3.2   Special Remedies.

In view of the irreparable harm and damage which would undoubtedly occur to the Client as a result of a breach by Qest Consulting of the covenants or agreements contained in this Article Three and in view of the lack of an adequate remedy at law to protect the Client's interests, Qest Consulting hereby covenants and agrees that the Client shall have the following rights and remedies in the event of a breach hereof:

(A)   Qest Consulting hereby consents to the issuance of a permanent injunction enjoining it from any violations of the covenants set forth in this Article Three; and

(B)   Because it is impossible to ascertain or estimate the entire or exact cost, damage or injury which the Client may sustain prior to the effective enforcement of such injunction, Qest Consulting hereby covenants and agrees to pay over to the Client, in the event it violates the covenants and agreements contained in this Article Three, the greater of:

   (1)   Any payment or compensation of any kind received by it because of such violation before the issuance of such injunction, or

   (2)   The sum of One Thousand Dollars per violation, which sum shall be liquidated damages, and not a penalty, for the injuries suffered by the Client as a result of such violation, the Parties hereto agreeing that such liquidated damages are not intended as the exclusive remedy available to the Client for any breach of the covenants and agreements contained in this Article Three, prior to the issuance of such injunction, the Parties recognizing that the only adequate remedy to protect the Client from the injury caused by such breaches would be injunctive relief.

3.3   Cumulative Remedies.

Qest Consulting hereby irrevocably agrees that the remedies described in this Article Three shall be in addition to, and not in limitation of, any of the rights or remedies to which the Client may be entitled, whether at law or in equity, under or pursuant to this Agreement.

3.4   Acknowledgment of Reasonableness.

(A)   Qest Consulting hereby represents, warrants and acknowledges that its officers and directors have carefully read and considered the provisions of this Article Three and, having done so, agree that the restrictions set forth herein are fair and reasonable and are reasonably required for the protection of the interests of the Client, its members, officers, directors, consultants, agents and employees; consequently, in the event that any of the above described restrictions shall be held unenforceable by any court of competent jurisdiction, Qest Consulting hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable limitation in place of any limitation deemed unenforceable and, Qest Consulting hereby covenants and agrees that if so modified, the covenants contained in this Article Three shall be as fully enforceable as if they had been set forth herein directly by the Parties.

(B)   In determining the nature of this limitation, Qest Consulting hereby acknowledges, covenants and agrees that it is the intent of the Parties that a court adjudicating a dispute arising hereunder recognize that the Parties desire that these covenants not to compete or circumvent be imposed and maintained to the greatest extent possible.

3.5   Exclusivity.

The Client hereby acknowledges and agrees that Qest Consulting shall not be required to devote all of its business time to the affairs of the Client, rather it shall devote such time as it is reasonably necessary in light of its other business commitments.

3.6   Conflict of Interest.

The Parties hereby acknowledge that because of overlapping responsibilities among the current officers and directors of the Client and Qest Consulting, a conflict of interest exists which the Client hereby waives, although Qest Consulting herby commits to treat the Client on terms and subject to conditions materially similar to those applicable to other Qest clients.


ARTICLE FOUR
THE CLIENT'S CONFIDENTIALITY AND COMPETITION COVENANTS


4.1   General Provisions

The Client acknowledges that, in and as a result of its engagement of Qest Consulting, the Client will be making use of confidential information of special and unique nature and value relating to such matters as Qest Consulting's business contacts, professional advisors, trade secrets, systems, procedures, manuals, confidential reports, lists of Qest Consulting's potential customers and funders; consequently, as material inducement to the entry into this Agreement by Qest Consulting, the Client hereby covenants and agrees that it shall not, at any time during the term of this Agreement, any renewals thereof and for two years following the terms of this Agreement, directly or indirectly, use, divulge or disclose, for any purpose whatsoever, any of such confidential information which has been obtained by or disclosed to it as a result of its employment of Qest Consulting, or Qest Consulting's affiliates or third party service providers.

4.2   Special Remedies.

In view of the irreparable harm and damage which would undoubtedly occur to Qest Consulting as a result of a breach by the Client of the covenants or agreements contained in this Article Four and in view of the lack of an adequate remedy at law to protect Qest Consulting's interests, the Client hereby covenants and agrees that Qest Consulting shall have the following additional rights and remedies in the event of a breach hereof:

(A)   The Client hereby consents to the issuance of a permanent injunction enjoining it from any violations of the covenants set forth in this Article Four; and

(B)   Because it is impossible to ascertain or estimate the entire or exact cost, damage or injury which Qest Consulting may sustain prior to the effective enforcement of such injunction, the Client hereby covenants and agrees to pay over to Qest Consulting, in the event it violates the covenants and agreements contained in this Article Four, the greater of:

   (1)   Any payment or compensation of any kind received by it because of such violation before the issuance of such injunction, or

   (2)   The sum of One Thousand Dollars per violation, which sum shall be liquidated damages, and not a penalty, for the injuries suffered by Qest Consulting as a result of such violation, the Parties hereto agreeing that such liquidated damages are not intended as the exclusive remedy available to Qest Consulting for any breach of the covenants and agreements contained in this Article Four, prior to the issuance of such injunction, the Parties recognizing that the only adequate remedy to protect Qest Consulting from the injury caused by such breaches would be injunctive relief.

4.3   Cumulative Remedies.

The Client hereby irrevocably agrees that the remedies described in this Article Four shall be in addition to, and not in limitation of, any of the rights or remedies to which Qest Consulting is or may be entitled to, whether at law or in equity, under or pursuant to this Agreement.

4.4   Acknowledgment of Reasonableness.

(A)   The Client hereby represents, warrants and acknowledges that its principals, members, legal advisers, officers and directors have carefully read and considered the provisions of this Article Four and, having done so, agree that the restrictions set forth herein are fair and reasonable and are reasonably required for the protection of the interests of Qest Consulting, its members, officers, directors, consultants, agents and employees; consequently, in the event that any of the above described restrictions shall be held unenforceable by any court of competent jurisdiction, the Client hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable limitation in place of any limitation deemed unenforceable and, the Client hereby covenants and agrees that if so modified, the covenants contained in this Article Four shall be as fully enforceable as if they had been set forth herein directly by the Parties.

(B)   In determining the nature of this limitation, the Client hereby acknowledges, covenants and agrees that it is the intent of the Parties that a court adjudicating a dispute hereunder recognize that the Parties desire that these covenants not to compete or circumvent be imposed and maintained to the greatest extent possible.


ARTICLE FIVE
MISCELLANEOUS


5.1   Notices.

All notices, demands or other written communications hereunder shall be in writing, and unless otherwise provided, shall be deemed to have been duly given on the first business day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To Qest Consulting: Hermann Burckhardt, President; Qest Consulting Group, Inc.; 1200 North Federal Highway, Suite 200; Boca Raton, Florida 33432, with an email copy to info@qestco.com:

To the Client: At the mailing address and other contact data specified in exhibit 5.1 annexed hereto and made a part hereof;

in each case, with copies to such other address or to such other persons as any Party shall designate to the others for such purposes in the manner hereinabove set forth.

5.2   Amendment.

No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is in writing and signed by Parties.

5.3   Merger.

(A)   This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein.

(B)   All prior agreements whether written or oral are merged herein and shall be of no force or effect.

5.4   Survival.

The several representations, warranties and covenants of the Parties contained herein shall survive the execution hereof and shall be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party.

5.5   Severability.

(A)   If any provision or any portion of any provision of this Agreement, other than a condition precedent (if any), or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision and the remaining provisions of this Agreement or the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

(B)   In the event of the foregoing, the Client hereby covenants, agrees and directs such court to substitute a reasonable judicially enforceable provision in place of any provision deemed unenforceable and, the Client hereby covenants and agrees that if so modified, the covenants contained in this Agreement shall be as fully enforceable as if they had been set forth herein directly by the Parties.

5.6   Governing Law and Venue.

This Agreement shall be construed in accordance with the laws of the State of Florida (other than its choice of law and conflict of law provisions) and any proceeding arising between the Parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be held in Palm Beach County, Florida.

5.7   Dispute Resolution in lieu of Litigation.

(A)   In the event of any dispute arising under this Agreement, or the negotiation thereof or inducements to enter into the Agreement, the dispute shall, at the request of any Party, be exclusively resolved through the following procedures:

(1)   (a)   First, the issue shall be submitted to mediation before a mediation service in Palm Beach County, Florida to be selected by lot from six alternatives to be provided, three by Qest Consulting and three by the Client.

(b)   The mediation efforts shall be concluded within ten business days after their initiation unless the Parties unanimously agree to an extended mediation period;

(2)   In the event that mediation does not lead to a resolution of the dispute then at the request of any Party, the Parties shall submit the dispute to binding arbitration before an arbitration service located in Palm Beach County, Florida, to be selected by lot, from six alternatives to be provided, in the manner set forth above for selection of a mediator;

(3)   (a)   Expenses of mediation shall be borne by the Parties equally if successful but if unsuccessful, expenses of mediation and of arbitration shall be borne by the Party or Parties against whom the arbitration decision is rendered.

(b)   If the terms of the arbitral award do not establish a prevailing Party, then the expenses of unsuccessful mediation and arbitration shall be borne ½ by the Client and ½ by Qest Consulting.

(B)   Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

(C)   In any action between the Parties to enforce any of the terms of this Agreement or any other matter arising from this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees up to and including all negotiations, trials and appeals, whether or not litigation is initiated.

5.8   Benefit of Agreement.

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, jointly and severally, their successors, assigns, personal representatives, estate, heirs and legatees.

5.9   Captions.

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

5.10   Number and Gender.

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

5.11   Further Assurances.

The Parties hereby agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

5.12   Status.

(A)   Nothing in this Agreement shall be construed or shall constitute a partnership, joint venture, employer-employee relationship, lessor-lessee relationship, or principal-agent relationship.

(B)   Throughout the term of this Agreement, Qest Consulting shall serve an independent contractor, as that term is defined by the United States Internal Revenue Service, and in conjunction therewith, shall be responsible for all of his own tax reporting and payment obligations.

(C)   In amplification of the foregoing, Qest Consulting shall, subject to reasonable reimbursement on a pre-approved budgetary basis, be responsible for providing its own office facilities and supporting personnel.

5.13   Counterparts.

(A)   This Agreement may be executed in any number of counterparts delivered as a scanned addendum through email transmission, however, at least one hard copy original shall be formally executed and exchanged by the parties for record keeping purposes

(B)   All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

5.14   License.

(A)   (1)   This Agreement is the property of Qest Consulting.

        (2)   The use hereof by the Parties is authorized hereby solely for purposes of this transaction and, the use of this form of agreement or of any derivation thereof without Qest Consulting's prior written permission is prohibited.

(3)   This Agreement shall not be construed more stringently or interpreted less favorably against Qest Consulting's based on authorship.

(B)   The Client hereby acknowledges that Qest Consulting is not a law firm, brokerage firm or otherwise regulated entity and that it has not provided it with any advice, legal or otherwise, in conjunction with this Agreement, but rather, has suggested that it retain legal counsel for such purposes and that it rely solely on its own experience and advisors in evaluating or interpreting this Agreement.

IN WITNESS WHEREOF, *the Parties have executed this Agreement, effective as of the last date set forth below.*

Signed, Sealed & Delivered
In Our Presence

QEST CONSULTING GROUP, INC.

_____

_____   {Corporate Seal}

Dated: _____

By: _____
Hermann Burckhardt, President

Attest: _____
Thomas Jaspers, Secretary

PUGET TECHNOLOGIES, INC.

_____

_____   {Corporate Seal}

Dated: _____

By: _____
Hermann Burckhardt, President

Attest: _____
Thomas Jaspers, Secretary

THE OBLIGATIONS assumed hereby by Puget Technologies, Inc. are hereby personally guaranteed jointly and severally by the undersigned:

Print full name	Signature	Dated:

EXHIBIT INDEX

Exhibit	Description	
0.1	Description of Client's business	Incorporated by reference from the cumulative reports filed by the Client with the Commission
0.3	Qest Consulting corporate profile	Incorporated by reference from Qest Consulting's website at https://www.qestco.com/
1.4(B)(2)	Sample form of Incentive Non-Qualified Stock Option Indenture to be used for Qest Consulting Non-qualified incentive stock options	Provided directly to the Client, the receipt whereof is hereby acknowledged.
5.1	Client's contact data	Puget Technologies, Inc., 1200 North Federal Highway, Boca Raton, Florida 33432, USA. Phone 561 210 8535. Email information.puget@gmail.com